SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      for the year ended December 31, 1996

                                       Or


                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        for the transition period from to


                         Commission file number 1-11507




                             JOHN WILEY & SONS, INC.
                             EMPLOYEES' SAVINGS PLAN




                             JOHN WILEY & SONS, INC.
                      605 Third Avenue, New York, NY 10158

                 John Wiley & Sons, Inc. Employees' Savings Plan


                   Index to Financial Statements and Schedules


                        As of December 31, 1996 and 1995



                                                                        Page No.

        Report of Independent Public Accountants                               1

        Statements of Net Assets Available for Benefits
          as of December 31, 1996 and 1995                                     2

        Statement of Changes in Net Assets Available for
          Benefits for the Year Ended December 31, 1996                        3

       Notes to Financial Statements                                         4-7

        Supplemental Schedules:

       I   Item 27A   Schedule of Assets Held for Investment
           Purposes as of December 31, 1996                                    8

       II  Item 27A   Schedule of Assets Held for Investment
           Purposes as of December 31, 1996                                    9

       III Item 27D   Schedule of Reportable Transactions for
           the Year Ended December 31, 1996                                   10

        Signature                                                             11

        Consent of Independent Public Accountants                             12








        All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefits Administration Board
         of the John Wiley & Sons, Inc.
         Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions (Schedules I, II and III) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Arthur Andersen LLP



New York, New York
March 13, 1997




                 John Wiley & Sons, Inc. Employees' Savings Plan

                 Statements of Net Assets Available for Benefits

                           December 31, 1996 and 1995


                                                               December 31,              December 31,
                                                                  1996                      1995
                                                              -------------              ------------
     Plan Funds, at market value:
       Balanced Fund                                          $  13,016,817             $  10,721,996
       Indexed Equity Fund                                        8,828,136                 6,643,126
       Growth Equity Fund                                         5,270,275                 3,421,149
       Small Capitalization Equity Fund                           4,533,416                 3,643,980
       Money Market Fund                                          4,180,091                 3,668,586
       Bond Fund                                                  3,585,550                 3,859,632
       International Equity Fund                                  2,073,565                 1,603,296
       Wiley Stock Fund                                           1,030,484                   735,401
       VCH Plan                                                     527,106                   -
     Participant Loans                                              894,815                   744,111
                                                             --------------            --------------

     Net Assets Available for Benefits                         $ 43,940,255              $ 35,041,277
                                                                  =========                ==========




        The accompanying notes are an integral part of these statements.



John Wiley & Sons, Inc. Employees' Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1996
           ($)


                         Indexed     Money
                         Bond        Equity       Market          Balanced
                         Fund        Fund         Fund                Fund

Investment income      201,461        86,137       180,485         1,012,853

Realized and unrealized
 gains (losses)        (50,020)     1,429,093        -                780,728

Transfer of assets from
 merged plan

Interest on loans           -          -           -                  -

Contributions          384,413       890,462       470,373         1,244,427

Total Additions        535,854     2,405,692       650,858         3,038,008

Withdrawals           (285,370)     (281,872)      (258,746)         (562,522)

Canceled loans of
 terminated par
 ticipants                  -          -           -                    -

Interfund transfers   ( 524,566)       61,190      119,393          (180,665)

Net Deductions        ( 809,936)    ( 220,682)     (139,353)        (743,187)

Net Change            ( 274,082)   2,185,010       511,505         2,294,821

Net assets available
 for benefits at
 December 31, 1995    3,859,632    6,643,126      3,668,586       10,721,996

Net assets available
 for benefits at
 December 31, 1996    3,585,550    8,828,136      4,180,091       13,016,817






                         Growth     Small-Cap      Int'l      Wiley
                         Equity     Equity         Equity     Stock       VCH        Participant      Total
                          Fund       Fund           Fund       Fund       Plan       Loans

Investment income         155,167    246,182            31      7,757      14,664         -          1,904,737

Realized and unrealized
 gains (losses)           786,637    293,596       219,997        319         606         -          3,459,744

Transfer of assets from
 merged plan                -          -            -             -       504,418      9,008            513,426

Interest on loans                                              54,060      54,060

Contributions            791,751     642,995       370,661     186,210       7,122         -           4,988,414

Total Additions        1,733,555     1,182,773       590,689   194,286     525,598     63,068        10,920,381

Withdrawals              (206,621)   (162,300)      (121,863)   (105,457)       -           -         (1,984,751)

Canceled loans of
 terminated par
 ticipants                   -         -              -           -          -          (36,652)        (36,652)

Interfund transfers        322,192   (131,037)       1,443      206,254        1,508    124,288            -

Net Deductions             115,571   (293,337)     (120,420)    100,797        1,508     87,636      (2,021,403)

Net Change               1,849,126    889,436       470,269     295,083      527,106   150,704       8,898,978

Net assets available
 for benefits at
 December 31, 1995       3,421,149   3,643,980     1,603,296    735,401         -      744,111      35,041,277

Net assets available
 for benefits at
 December 31, 1996       5,270,275   4,533,416$    2,073,565   1,030,484     527,106    894,815     43,940,255


                                 John Wiley & Sons, Inc. Employees' Savings Plan

                                           Notes to Financial Statements

                                            December 31, 1996 and 1995


(1)        Description of the Plan:

                The following represents the major provisions of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan") as amended on various dates through December 31, 1996. Participants should refer to the section entitled "Your Retirement Program" in their employee handbook for more detailed information.

           General -

                The Plan is a defined contribution plan covering employees of John Wiley & Sons, Inc. (the "Company" ). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

           Administration -

                The Plan is administered by the Benefits Administration Board of
                the  Company  (the  "Plan   Administrator")  whose  members  are
                appointed by the Company's Board of Directors.

                The Plan's assets are managed by the Vanguard Group, Friess Associates and T. Rowe Price. The
                First National Bank of Boston (the "Trustee") serves as trustee.

                The administrative expenses of the Plan are paid directly by the Company.

           Eligibility -

                Each employee who has completed six months of service is eligible to participate in the Plan on the next January 1, or July 1, or the first of any month thereafter.

           Vesting -

                A participant's contribution is fully vested and non-forfeitable at all times. The Company's contribution becomes fully vested to the participant upon attaining age 65, at retirement, total disability or death, or upon completion of 3 years of participation or 5 years of service. After 1 year but less than 2 years of participation, one-third of the Company's contribution becomes vested. After 2 years but less than 3 years of participation, two-thirds of the Company's contribution becomes vested.

           Contributions -

                A participant designates between 2% and 15% of his or her base pay plus overtime which is withheld from the participant's payroll check and is invested in funds chosen by the participant. Subject to certain limitations prescribed by the Internal Revenue Service (the "IRS"), the Company contributes an amount equal to 50% of the first 6% of each participant's contribution, which amounted to $1,139,655 and $991,182 in the years ended December 31, 1996 and 1995, respectively.

                No more than 10% of a participant's compensation can be a "deferred cash contribution", that is, a reduction in the participant's compensation and therefore tax-exempt. The participant's deferred cash contribution cannot exceed an amount set annually by the IRS, which in 1996 amounted to $9,500.

           Investment of Contributions -

                A participant elects how to invest his or her contribution and the Company's contribution on his or her behalf. The participant may invest the entire amount in any one of eight available funds, or may invest in more than one fund. Allocations to more than one fund may be made in any whole percent.

                A participant is permitted to change the allocation of his or her contribution and to transfer existing fund balances to other investment options, quarterly.

                The eight available investment options are: a bond fund, which invests in short term securities of the U. S. Government and its agencies with average maturities of 2 to 3 years; an indexed equity fund, which invests in common stocks that correspond to the S & P 500 index; a money market fund, which invests in money market securities issued by the U. S. Government and its agencies; a balanced fund, which invests in a diversified and balanced portfolio of bonds and common stocks; a small capitalization equity fund, which invests primarily in common stocks of small capitalization companies; a growth equity fund, which invests primarily in the stocks of companies that have proven records of profitability; an international equity fund, which invests primarily in the stocks of established non-U. S. Issuers; and an equity fund which invests solely in the Class A Common Stock of the Company.

           Withdrawals -

                Withdrawals by participants of deferred cash dollars are permitted when the participant reaches age 59 1/2, proves financial hardship or terminates his or her employment. Withdrawals of contributions that are not tax-deferred can be made as often as twice each calendar year.

           Forfeitures -

                If a participant who terminates his or her employment is not fully vested at the time of termination, the non-vested amount is held for up to five years and is restored to the participant's account upon re-employment. Forfeitures not restored to participants' accounts are used to reduce the Company's contribution. There were no forfeitures used to reduce the Company's contribution in 1996.

           Termination of Employment -

                Upon termination of employment, a participant has the option of receiving a lump-sum cash payment or leaving his or her account balance in the Plan. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

                Participants who retire (a) on disability, (b) at age 55 or later with 10 or more years of service, or (c) at age 65 or later may elect to receive a lump-sum cash payment, or annual or monthly installments over a 5, 10, or 15 year period. Annual installments begin one year after termination; monthly installments begin immediately. The installment payments are made in equal amounts, and each will include income credited to the participant's account balance before the installment amount is calculated.

           Loans -

                Participants may borrow from the vested portion of their account, then repay the loan with interest through payroll deductions. The length of loans is generally 5 years and loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the employee's vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements.

(2)        Significant Accounting Policies:

           Method of Accounting -

                The books and records of the Plan are maintained on a cash basis. All the necessary adjustments have been recorded to present the financial statements on an accrual basis. Certain prior year amounts have been reclassified to conform to the current year's presentation.

           Valuation of Investments -

                Investments are reflected in the accompanying statements of net assets available for benefits at market value as determined by the Trustee. Such market value has been determined based on quoted market prices.

           Use Of Estimates -

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)        Investments:

                The fair market value of investments that represent 5% or more of the Plan's net assets as of December 31, 1996, and their corresponding value at December 31, 1995 are as follows:

                                                                           1996                      1995
                                                                      ------------              ------------
                Balanced Fund                                         $ 13,016,817              $ 10,721,996
                Indexed Equity Fund                                      8,828,136                 6,643,126
                Growth Equity Fund                                       5,270,275                 3,421,149
                Small Capitalization Equity Fund                         4,533,416                 3,643,980
                Money Market Fund                                        4,180,091                 3,668,586
                Bond Fund                                                3,585,550                 3,859,632

                For the year ended December 31, 1996, the Plan's investments experienced a net appreciation in fair value of $3,459,744, as shown in the accompanying statement of changes in net assets available for benefits. Included in that amount were unrealized gains of $3,362,325. Realized and unrealized gains and losses on investments are based on the value of the assets at the beginning of the year or at the time of purchase during the year.

                The amount of unrealized gains/ (losses) for each option during the year is shown below:


                Indexed Equity Fund                                                               $1,405,739
                Growth Equity Fund                                                                   768,265
                Balanced Fund                                                                        755,471
                Small Capitalization Equity Fund                                                     269,276
                International Equity Fund                                                            204,417
                Bond Fund                                                                           ( 43,068)
                Wiley Stock Fund                                                                       2,753
                Prudential Securities Funds                                                         (    528)

                Reference is made to the attached schedule of assets held for investment purposes for further information on investments.


(4)        Tax Status:

                In December of 1993, the Plan received a favorable determination letter from the IRS regarding compliance with Section 401 (a) of the Internal Revenue Code. The Plan has since been amended on various dates. However, the Plan Administrator and legal counsel believe that the Plan continues to be tax exempt.

(5)        Plan Merger:

                As a result of the Company's acquisition of VCH Verlagsgesellschaft mbH and its subsidiaries in June, 1996, the VCH Publishers Inc. Profit Sharing and Retirement Savings Plan ("the VCH Plan") was merged with the Plan effective October 1, 1996. At the time of the merger, the VCH Plan had assets of $513,426, which were held in trust by Prudential Securities, Inc. ("the Prudential funds"). The amounts shown in the statement of changes in net assets available for benefits for the VCH Plan represent activity in the Prudential funds from the date of the merger through December 31, 1996.

                The assets of the VCH Plan were transferred to the Plan on January 31, 1997, at which time the assets of the VCH Plan were invested in the available Plan funds.

(6)        Reconciliation of Financial Statements to Form 5500:

                The following is a reconciliation of net assets available for benefits per the financial statements and per the Form 5500:

                                                                                           December 31,
                                                                                       1996             1995
                Net assets available for benefits per the financial statements      $43,940,255      $35,041,277
                Amounts allocated to withdrawing participants                       (   688,849)     (   110,701)
                                                                                     -----------    -------------

                Net assets available for benefits per Form 5500                     $43,251,406      $34,930,576
                                                                                      =========        =========

                The  following  is  a  reconciliation  of  withdrawals  paid  to participants per the financial statements and per the Form 5500:
                                                                                               Year Ended
                                                                                            December 31, 1996
                Withdrawals paid to participants per the financial statements                  $ 1,984,751
                Add: Amounts allocated to withdrawing participants at December 31, 1996            688,849
                Less: Amounts allocated to withdrawing participants at December 31, 1995        (  110,701)

                Withdrawals paid to participants per the Form 5500                             $ 2,562,899
                                                                                                 =========


                Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(7)        Plan Termination:

                Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(8)        Supplemental Information:

                During the year ended December 31, 1996, the Plan had reportable transactions, as defined under ERISA, which are shown in
                Schedule III.

                 The Plan has successfully met all the requirements of both the "actual deferred percentage" (ADP) test and the "average contribution percentage" (ACP) test for the years ended December 31, 1996 and 1995.


                                                                                                         Schedule I
                                                                                                           Item 27A
                                                                                                     EIN:13-5593032
                                                                                                   Plan Number: 002


                                  John Wiley & Sons, Inc. Employees' Savings Plan

                                  Schedule of Assets Held for Investment Purposes

                                              As of December 31, 1996


                                                                             Market
Name and Description                                                          Value                Cost

Vanguard Wellington Fund (the Balanced Fund)                             $  13,016,817       $  10,311,569
Vanguard Indexed 500 Fund (the Indexed Equity Fund)                          8,828,136           5,778,501
Brandywine Fund (the Growth Equity Fund)                                     5,270,275           4,345,992
Vanguard Explorer Fund (the Small Capitalization Equity Fund)                4,533,416           3,863,881
Vanguard Federal Portfolio (the Money Market Fund)                           4,180,091           4,180,091
Vanguard Short -Term Federal Portfolio (the Bond Fund)                       3,585,550           3,628,052
T. Rowe Price International Stock Fund (the International Equity Fund)       2,073,565           1,831,225
The John Wiley & Sons, Inc. Stock Fund                                       1,030,484             977,304
Prudential Securities Funds                                                    527,106             504,418


                                                                     Schedule II
                                                                        Item 27A
                                                                 EIN: 13-5593032
                                                                Plan Number: 002


                 John Wiley & Sons, Inc. Employees' Savings Plan

                 Schedule of Assets Held for Investment Purposes

                             As of December 31, 1996


  Name and Description          Rates of Interest    Current Value

  Participant Loans             5.3% - 10.0%         $894,815





                                                                                                       Schedule III
                                                                                                           Item 27D
                                                                                                    EIN: 13-5593032
                                                                                                   Plan Number: 002

                                       John Wiley & Sons, Inc. Employees' Savings Plan

                                             Schedule of Reportable Transactions

                                            For The Year Ended December 31, 1996


Category (i) - A single transaction in excess of 5% of plan assets                         None

Category (ii) - A series of transactions in excess of 5% of plan assets

Acquisitions
                                                                                              Purchase
                                                                                                 Price
Vanguard Wellington Fund (the Balanced Fund)                                              $  2,114,717

Dispositions
                                                                  Selling           Cost          Net Gain
                                                                   Price          of Assets        (Loss)
Vanguard Wellington Fund (the Balanced Fund)                   $  600,756        $  575,499      $  25,257


No expenses were incurred related to these transactions, and the purchase and sale prices approximated current value on the transaction date. The Plan had no lease commitments, obligations or leases in default, or transactions with parties-in-interest during the year.

                                                     SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              JOHN WILEY & SONS, INC.
                                              EMPLOYEES' SAVINGS PLAN
                                                   (Registrant)


                                           By: /s/ William J. Arlington
                                               William J. Arlington
                                      Senior Vice President, Human Resources
                                       Benefits Administration Board Member

                                                                      Exhibit 23


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BENEFITS ADMINISTRATION BOARD
OF JOHN WILEY & SONS, INC.:


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into John Wiley & Sons, Inc. Registration Statement, file number 33- 62605, on Form S-8 filed in connection with the John Wiley & Sons, Inc. Employees' Savings Plan.






Arthur Andersen LLP




New York, New York
March 13, 1997